Trading Symbols (TSX V: LM; OTC BB: LMDCF)
151 Bloor St	Jianwai SOHO, Building 17, Suite 601
Suite 703	39 East Third Ring Road
Toronto, Ontario	Dong San Huan Zhong Lu
Canada M5S 1S4	Beijing 100022 China
Tel : 416.927.7000	Tel: 86.10.5160.0689
Fax : 416.927.1222	Fax: 86.10.5160.0788
www.lingomedia.com

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2007

April 29, 2008

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2007

The following Management's Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") (formerly Lingo Media Inc.) financial condition and results of operations, prepared as of April 29, 2008, should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the years ended December 31, 2007 and 2006, which have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts are in Canadian dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable twelve month period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Risk Assessment" section of this MD&A.

Summary Description of Lingo Media

Lingo Media is a diversified print and online education product and services corporation.  Speak2Me Inc. (“Speak2Me”), a new subsidiary acquired during the year, is a new media company focused on interactive advertising in China through its Internet-based English Language Learning portal. In China, Lingo Media is a print-based publisher of English language learning programs through its subsidiary Lingo Media Ltd.  In Canada, Lingo Media through its subsidiary A+ Child Development (Canada) Ltd., specializes in early childhood cognitive development programs which distributes educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

As of December 31, 2007, the Company operated three distinct business segments as follows:

Online English Language Learning

The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me Inc. in October 2007.  The service currently provides participants with more than 300-targeted, interactive English language modules with a virtual teacher. Recently launched in China, Speak2Me is a free, advertising-based portal and is available at www.speak2me.cn

English Language Learning Publishing

In China, Lingo Media continues to expand its business via its subsidiary Lingo Media Ltd. (“Lingo Learning”), a print-based publisher of English Language Learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 200 million students.  To date, it has published 197 million units from its library of more than 300 program titles in China.

Early Childhood Development

A+ Child Development (Canada) Ltd. (“A+”) publishes and distributes educational materials aimed at the early childhood market on a direct-to-consumer basis.  A+ has developed a proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. Lingo Media holds a 70.33% controlling interest in A+.

Recent Developments

In October 2007 the Company completed the acquisition of Speak2Me Inc. ("Speak2Me"). Speak2Me is a new media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English. The acquisition was completed by way of a share exchange agreement entered into between Lingo Media, Speak2Me and the shareholders of Speak2Me on the basis of a share exchange ratio of one post-consolidated common share of Lingo

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Media for each 3.975 common shares of Speak2Me. Under the terms of the acquisition, Lingo Media acquired all the issued and outstanding common shares of Speak2Me in exchange for 4,500,366 post-consolidated common shares of Lingo Media. Speak2Me is now a wholly-owned subsidiary of Lingo Media.

Speak2Me has several years of experience in the development of speech recognition technology and animation technology for spoken language learning and has now launched a portal for English learners around the world. This service addresses the ongoing shortage and cost prohibitive nature of supplying in-country English speaking teachers. As well, by utilizing social networking, Speak2Me is building an online community of English learners that fosters competition and co-operation between the users in their efforts to speak English. The online service provides an entertaining learning environment that is fun as well as educational.

The Speak2Me web-based service will derive revenue through traditional banner ads as well as by utilizing its unique revenue model dubbed Conversational Advertising™. This unique platform enables advertisers to place their products in Speak2Me's library of more than 300 English conversational lesson modules. Instead of merely watching a commercial or seeing a banner ad, with Conversational Advertising™ students learn to converse in English in real-life situations in the context of an advertiser's product or service. For example, in one English lesson students could learn how to order a major international brand's café latte, or to select a branded skin-care product. The Company is in the early stages of marketing this unique revenue model to potential advertisers.

The Company continues to evaluate the two main distribution sources for the Speak2Me platform, specifically the Direct-to-Consumer (B2C) and Training Center (B2B) channels. The distribution approach adopted may vary based on external market conditions including the potential for partnerships with leading portals or other media groups in various regions or countries targeted by the Company.

The Direct-to-Consumer (B2C) approach is focused on students and young professionals and involves viral marketing and social networking tactics to build a significant user base. Such an approach would also include strategic partnerships with educational and professional associations.

For the initial launch of this online service in China, Speak2Me will take advantage of Lingo Media's market presence and extensive business relationships established over the past eight years. The need for much greater focus on spoken English is well recognized by China's educational authorities. In August 2007, the Shanghai Education Commission announced that their English language-learning program would now place much greater emphasis on spoken English training.

The portal will be sponsored by major brand advertisers, especially Western brands, who are eager to reach young adults in China and other major emerging economies.

While the Speak2Me service is available free of charge, it will also offer a fee-based premium service.  This premium service will target private training institutes, public education systems, corporations and government sector.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

In China, Speak2Me's initial target audience is the more than 24 million university and college students. The next target market will be the young professional under 30 as well as other segments of China's 225 million estimated Internet users. The service has been tested in three colleges in Beijing from January to March 2008. In April 2008, the Company entered into an agreement to deploy its online English language learning service on the China Education and Research NETwork (“CERNET”) - China’s only nationwide Internet service provider.

On April 24th 2008, the Company announced the appointment of an industry veteran Mr. Anthony Lacavera to the Board of Directors. Mr. Lacavera co-founded Globalive Communications Corp. in 1998 and became President & CEO in 1999. Most recently he served as director and principal executive officer of Yak Communications (NASDAQ:YAKC) acquired by Globalive in 2006. Mr. Lacavera received his B.A.Sc. (Honours) in Computer Engineering from the University of Toronto in 1997.

Revenue Recognition Policy

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese State Ministry of Education publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Under the Co-Publishing Agreement, Lingo Media invoices PEP on a quarterly basis at 40% of the prior six months actual sales.  PEP then provides a reconciliation of the royalty revenues for Q1 and Q2 by the end of August and for Q3 and Q4 by the end of March.

The Company invoices PEP on a quarterly basis so as to maintain a consistency in its cash flows throughout the year.  Amounts received from these invoices are recorded as unearned revenues during the respective quarter and reconciled to actual earned revenues at the end of Q2 and Q4.

In China, royalty revenues from sales by licensees of finished products are recognized upon the confirmation of production runs.  Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Amounts received in advance of the confirmation are treated as customer deposits. Revenues from the sale of published and supplemental products are

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

In Canada, revenues from the sale of educational products are recognized at the time of delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

Overall Performance

Share Consolidation

At the Annual and Special Meeting of shareholders held on October 5, 2007, the shareholders of Lingo Media approved, by special resolution, the consolidation of all its common shares on a one-for-seven basis and the change of the Company's name to Lingo Media Corporation. The consolidation reduced the number of common shares outstanding of the Company to 5,113,443 common shares and 9,582,262 common shares post acquisition.

China

With over 197 million copies of published units to date, Lingo Media continues to maintain its dominant market position in the primary English language learning school publishing market in China.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and the Company’s management team in China is focused on maintaining and further advancing this relationship.

Based on the Company’s current practice of recording revenues from China, the Company does not recognize revenues from China in Q1 and Q3.  Revenues from China for 2007 are $877,706 compared to $888,816 for the fiscal 2006.

Canada

In Canada, Lingo Media earns its revenues through A+, a subsidiary it acquired in 2006.

A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market.  A+ has developed a successful and proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. With Lingo Media’s established operations in Beijing, A+ plans to introduce its learning system and products to parents of pre-school children across China.

Revenues and expenses of A+ for the year ended December 31, 2007 are consolidated in the operations of Lingo Media.  Lingo Media reported revenues of $3,126,651 from sales of early childhood development programs offered by A+ for the year ended December 31, 2007, as compared to $685,521 for the fiscal 2006.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Market Trends and Business Uncertainties

The Company believes that the trends in English language learning in China are strong and growing.  The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English learning programs to students.  Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

In Canada, although the pre-school supplemental education market remains strong, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at December 31, 2007 the Company had a working capital surplus of $576,657 compared to a deficiency of ($347,127) for the period ended December 31, 2006.  Net loss for the year ended December 31, 2007 was ($925,040) compared to a net loss of ($748,924) for the year ended December 31, 2006.

As of December 31, 2007, the Company’s 70% subsidiary A+ had a credit line of $500,000 with an outstanding balance of $230,000 (2006:  $350,000). This bank facility bears interest at prime plus 4% per annum and is secured by a Guaranteed Investment Certificate of $150,000, a charge on all assets of A+ and a limited guarantee of 150,000 by the Company.

The bank line of credit, as of December 31, 2007, had an outstanding balance of $nil (2006: $135,000). This bank facility bore interest at prime plus 2.5% per annum, was due on demand and was secured by Company’s China receivables, which, in turn, were insured by the Export Development Corporation. This bank line was paid in full and retired in October 2007.

The Company received government grants to subsidize certain expenses in 2007.  During the period, the Company received $164,545 (2006 – $182,300) in government support, relating to the Company's publishing projects in China.

The Company had cash on hand as at December 31, 2007 of $343,338, and continues to rely on its revenues from early childhood programs, its recurring royalty stream from China and future equity and/or debt financings to fund its operations.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Results of Operations

Revenue and Margin

Lingo Media earned revenues in China and Canada as follows:

Revenues from China for the year ended December 31, 2007 were $877,706 compared to $888,816 for fiscal 2006. The Company continues to advance its relationship with PEP and is developing new programs to maintain and increase its royalty revenues.

Selling General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

Overall, general and administrative expenses increased due to the acquisition and consolidation of Early Childhood Development (A+ operations) into the financial results of Lingo Media. Below is the detailed analysis of general and administrative expenses for the year ended December 31, 2007:

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grants to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $164,545 for the year ended December 31, 2007 (2006 – $182,300), relating to the Company's publishing projects in China.  While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange gain of approximately $103,505 as compared to a loss of ($7,968) in fiscal 2006, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses is denominated in US Dollars and Chinese Renminbi.

Interest and Other Financial Expenses

In 2007, the Company had loans payable bearing interest at 12% (2006 - 12%) per annum.  Interest expense related to these loans for the year ended December 31, 2007 is $62,136.  At December 31, 2007, the outstanding loans were in the aggregate sum of $417,000, plus accrued interest of $14,705. In addition, the expense includes charges paid to a finance company that facilitates the sale of A+ programs.

In addition, the Company has revolving lines of credit bearing interest at prime plus 4% per annum. This bank facility is supported by general security agreements, a short term investment and a charge against the Company’s accounts receivable and inventory.  Interest expense paid on the loan for the fiscal 2007 was $28,910. The outstanding balance of this loan at December 31, 2007 was $230,000.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Amortization

The following is a summary amortization schedule:

Amortization expense includes amortization of property and equipment, development costs and acquired publishing content. The amortization charge for year ended December 31, 2007 was $117,386 (2006 - $222,306). This represents a significant decrease over 2006 due to reduced carrying values of development costs and acquired publishing content.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2007, the Company expensed $156,395 compared to $193,819 during 2006.  The reduction in this expense is primarily due to fewer stock options vested during the year as compared to the similar period in fiscal 2006.

Net Loss

The Company reported a net loss of ($925,040) for the year ended December 31, 2007 as compared to a net loss of ($748,924) in 2006. The Company reported taxes of $38,895 for the year ended December 31, 2007 compared to taxes paid of $112,895 in 2006.  This reduction is directly related to the recognition of benefit of losses carried forward for A+ in 2007.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Summary of Quarterly Results

Liquidity and Capital Resources

As at December 31, 2007, the Company had cash of $343,338 (2006 $73,169), short term investment of $150,000 and accounts and grants receivable of $1,110,151 (2006 - $304,924). The Company’s total current assets amounted to $1,856,681 (2006 - $812,942) with current liabilities of $1,280,024 (2006 - $1,160,069) resulting in a working capital surplus of $576,657 (2006 - working capital deficiency of $347,127).

During the course of the year ended December 31, 2007, the Company received $775,000 through exercise of stock options and issuance of subscription receipts. The Company obtained additional loans in the amount of $84,164.  As at December 31, 2007, the Company had a line of credit with a balance outstanding of $230,000. This bank facility is secured by a General Security Agreement and a short-term investment of $150,000.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants received during the year were $164,545 compared to $182,300 during 2006.  This represents a significant portion of the Company’s sources of funds.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans in addition to financing ongoing working capital needs.  The Company has been successful in raising sufficient working capital in the past.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Commitments

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Education Book Co. Ltd. (“Jintu”) to be located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media will invest approximately CDN $365,000 (¥2,550,000 RMB) for its 51% share of Jintu. The closing is subject to regulatory approval, specifically government approval in China. Pursuant to the June 2005 agreement, as at December 31, 2007 the Company had advanced $182,520 to fund working capital needs of Sanlong through a third party and incurred $157,419 in expenditures related to pre-operating costs.  The joint venture is awaiting government approval in China.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

During the year, the Company had loans payable due to corporations controlled by two directors bearing interest at 12% (2006 - 12%) per annum.  During 2007, the Company received $387,000 (2006 - $ nil) and repaid $310,000 (2006 - $50,000) of these loans.  Interest expense related to these loans for the year is $62,137 (2006 - $5,878).  At December 31, 2007 $nil (2006 - $ nil) was due to those corporations.

During the year, the Company was reimbursed $68,900 (2006 - $58,000) from a corporation with one director in common for rent, administration, office charges and telecommunications.

Speak2Me Inc.  Acquisition

The acquisition of Speak2Me constituted as a "related party transaction" as the CEO of the Company was also a director of Speak2Me and partially owned common shares of Speak2Me prior to its acquisition by Lingo Media.

The President & CEO of Lingo Media beneficially owns, indirectly, 1,583,333 common shares representing 10.63% of the issued and outstanding common shares of Speak2Me prior to its acquisition by Lingo Media.  Due to the conflict of interest, he abstained from voting on matters relating to the acquisition.

The Board of Directors of Lingo Media appointed a special committee, consisting of two independent directors, to review the proposed acquisition of Speak2Me.  In reaching its conclusions and formulating its recommendations, the special committee considered among other factors:  (i) audited financial statements of Speak2Me for the period ended August 24, 2007, (ii) information in respect of its assets and operations, and (iii) an independent valuation.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Subsequent Event

There were no significant subsequent events.

Additional Disclosure

Development Costs

Development costs consist of the following:

	2007	2006
Cost	$ 1,552,572	$ 1,646,446
Less: accumulated amortization	(1,284,662)	(1,303,138)
	$ 67,910	$ 343,308

Software and Web Development Costs

Software and web development costs consists of the following:

	2007	2006
Cost	$ 4,212,564	$ -

Property and Equipment

Property and Equipment consist of the following:

Disclosure of Outstanding Share Data

Common Shares outstanding as at April 29, 2008

9,587,024

Stock Options outstanding to purchase Common Shares

   896,499

Warrants outstanding to purchase Common Shares

   387,500

There are no other dilutive securities of the Company outstanding at April 29, 2008.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management’s substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company assigned dedicated staff to formulate a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a comprehensive set of policies and procedures. The completion of documentation and implementation of the initiative will continue in 2008.

Segregation of Duties

Due to resource constraints, the Company is reliant on the performance of compensating procedures during its financial period-end closing process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These Compensating Controls Include:

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Review of all balances and reconciliations;

•

Review of bank registers and disbursement details in risk locations; and

•

Analytical review and analysis of performance against expectations.

During 2007, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

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Improved budgetary controls; and

•

Strengthened technical expertise in the accounting and finance areas of the organization.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

Foreign Currency Risk

We operate one segment of our business in China, and a substantial portion of our operating expenses and development expenditures are in Canadian dollars, whereas our revenue (current and potential) from co-publishing agreements are, and will be, primarily in US dollars.  A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the US dollar could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Risk Factors Associated to Lingo Media Business

We have not generated significant revenue to date in China or in Canada, nor can we be assured of generating significant future revenues.

If we are unable to protect our intellectual property rights in China, our competitors may develop and market products with similar features that may reduce demand for our products.  It is nonetheless, difficult at best to protect intellectual property rights in China.

If our major customer and distributors of our products in China fails to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be adversely affected.

We currently have a single key customer in China that represents over 22% (2006: 56%) of the Company’s overall revenues.

We have no experience in directly distributing our products in China and no internal capability to do so yet.

Competition in the educational publishing industry in China is intense, and if we fail to compete effectively our financial results will suffer.

We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

If we are unable to retain key personnel and hire additional qualified sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

We have international operations that expose us to additional business risks.

We may incur losses associated with foreign currency fluctuations.

Our share price may be volatile, and an investment in our common shares could suffer a decline in value.

Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors Associated to Speak2Me Business

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Early Stage of Development

Speak2Me is at an early stage of development in its business. There can be no assurance that Speak2Me's business will be profitable. There can be no assurance that Speak2Me will be able to generate sufficient activity to be profitable in the future and Speak2Me's limited operating history makes an evaluation of its prospects difficult.

Competitive Markets

Speak2Me operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that Speak2Me will be able to obtain market acceptance or compete for market share. Speak2Me must be able to keep current with the rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect Speak2Me and its failure to adapt to such changes could seriously harm its business.

Economic Conditions

Unfavourable economic and market conditions could increase Speak2Me's financing costs, decrease net income, reduce demand for its products and services, limit access to capital markets and negatively impact any future credit facilities extended to Speak2Me. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

Need for Additional Financing

The business plan calls for revenue generation to begin in 2008, and the company will require additional funds for sales and marketing. Failure to obtain additional financing will result in significant delays in developing new products and markets. If Speak2Me is unsuccessful in raising the additional financing called for in its Business Plan, Speak2Me is confident it can continue operations with a series of smaller fund raisings, but would be forced to scale back its sales and expansion plans.

Dependence on Key Personnel

Speak2Me will be dependent upon the personal efforts, performance and commitment of its senior officers and directors, who are responsible for the future development of Speak2Me's business. Shareholders and investors will be relying upon the business judgment, expertise and integrity of Speak2Me's senior officers and directors. To the extent that the services of any senior officers or directors would be unavailable for any reason, a disruption to the operations of Speak2Me could result, and other persons would be required to manage and operate Speak2Me. Speak2Me's future success will also depend in large part upon its ability to attract and retain highly skilled personnel. There can be no assurance that Speak2Me will be successful in attracting and retaining such personnel.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Acceptance of Corporate Advertising in an Educational Context

Speak2Me’s market research indicates that potential advertisers and its target demographic is receptive to the placement of corporate advertising in the context of a website devoted to education. However, Speak2Me is aware of the risk of political change in any country in which it is operating which may mean a Ministry of Education is no longer willing to accept corporate advertising within its student network.

Parents and Students are Unwilling to Pay for Online Services

Offline English Language Learning (ELL) instruction is a growing industry, but attempts to attract large numbers of paying students to subscription based ELL services have largely failed. Given that online consumption patterns in China are largely following trends already established in the West, and given that few industries and companies in the West have been able to establish thriving subscription-supported online services, a pure subscription model is unlikely to succeed in China.

Growth of Internet Advertising

Speak2Me is aware that the level of Internet advertising is currently low, especially in Asia and Central and South American countries. Speak2Me's forecast profitability is highly dependent on the assumption that Internet advertising will grow rapidly. The market for Internet advertising, content and services is intensely competitive and rapidly evolving. Speak2Me expects that competition will continue to increase, including in its target market. It is not difficult to enter this market, and current and new competitors, including companies in traditional media, can launch Internet sites rapidly.

Speak2Me Must Generate Online Advertising Revenue

Speak2Me’s future success depends in part on its ability to establish, increase and sustain online advertising revenue, and therefore market and advertiser acceptance of  Speak2Me's services will be important to the success of Speak2Me’s business. Speak2Me’s ability to generate advertising revenue will be directly affected by the number of users of its service. Speak2Me’s ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of Speak2Me’s service, broadening its relationships with advertisers to small and medium size businesses, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for advertising funds from other media and changes in the advertising industry and economy generally. Speak2Me’s expense levels are based in part on expectations of future revenue. Speak2Me may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Speak2Me anticipates that some of its advertising customers will not allow Speak2Me to place their advertisements next to other advertisements. Speak2Me may not always successful at accommodating these orders. In such situations, inability to fulfill competing orders might cause Speak2Me to lose a potentially significant amount of revenue, particularly if the customer that cannot be accommodated chooses not to advertise with Speak2Me at all.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Maintenance of Client Relationships

The ability of Speak2Me to attract and maintain clients requires that it provide a competitive offering of products and services that meet the needs and expectations of its clients. Speak2Me's ability to satisfy the needs or demands of its clients may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors. In addition, Speak2Me must continue to attract and retain clients to compete successfully for advertising and subscription revenue. Speak2Me cannot be sure that it will compete successfully with current or future competitors in sustaining or growing Speak2Me’s web site traffic levels and subscriber levels. If Speak2Me fails to attract and retain more clients, Speak2Me’s market share, brand acceptance and revenue would decline, which would have a material adverse effect on Speak2Me’s business, financial condition and results of operations.

Create Content and Services Accepted by Users

Speak2Me’s success is dependent upon its ability to deliver original and compelling content and services for its online English language instruction software that attract and retain users in its target market. Speak2Me’s ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

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Anticipate and successfully respond to rapidly changing consumer tastes and preferences;

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Fund new content development;

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Attract and retain qualified editors, writers, producers, and technical personnel;

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Build brand loyalty among users; and

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Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

Failure of Speak2Me’s Delivery Infrastructure to Perform Consistently

Speak2Me’s success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Speak2Me Delivery Infrastructure. There is no guarantee that the Speak2Me Delivery Infrastructure and/or Speak2Me’s software will not experience problems or other performance issues. If the Speak2Me Delivery Infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of Speak2Me’s service and significantly harm Speak2Me’s business.

Speak2Me’s Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Speak2Me Delivery Infrastructure could harm Speak2Me’s goodwill and the Speak2Me brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, Speak2Me’s services may be subject to interception and malicious attack. Pirates may be able to obtain or copy Speak2Me’s products without paying fees to Speak2Me. The Speak2Me Delivery Infrastructure is exposed to

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Speak2Me uses security measures intended to make theft of its software more difficult. However, if Speak2Me is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on Speak2Me’s financial condition, profitability and cash flows.

Limited Intellectual Property Protection

Speak2Me relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, Speak2Me’s success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, Speak2Me’s patent applications will be successful, that Speak2Me will develop future proprietary products that are patentable, that any issued patents will provide Speak2Me with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of Speak2Me to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of Speak2Me’s products or, if patents are issued to Speak2Me, design their products so as to circumvent the patent protection held by Speak2Me. Speak2Me will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by Speak2Me, it may be possible for unauthorized third parties to copy aspects of Speak2Me’s business and marketing plans or future strategic documents or to obtain and use information that Speak2Me regards as proprietary. There can be no assurance that Speak2Me’s means of protecting its proprietary rights will be adequate or that Speak2Me’s competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce Speak2Me’s intellectual property rights, to protect Speak2Me’s trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

Government Regulation and Licensing

The operations of Speak2Me may be subject to Canadian and foreign federal and provincial regulations and licensing. There can be no assurance that Speak2Me will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact Speak2Me's ability to achieve its financial and operational objectives. Speak2Me is subject to federal, state, local and international laws affecting companies conducting business on the Internet, including user privacy laws, laws giving special protection to children, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit Speak2Me’s growth and reduce its client base and revenue.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Operating in Foreign Jurisdictions

Speak2Me’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect Speak2Me’s business, financial condition and results of operations. Furthermore, a portion of Speak2Me’s expenditures and revenues will be in currencies other than the Canadian dollar. Speak2Me’s foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, Speak2Me’s future results may be adversely affected by significant foreign exchange fluctuations.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX V: LM; OTC BB: LMDCF) Management Discussion & Analysis